                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of February 2003

                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [X]                   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ________                      No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                 (Registrant)

Date: February 28, 2003             By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       --------------------------------
                                    Name:  Jaime Alberto Velasquez B.
                                    Title: Vice President of Finance

                                                              [BANCOLOMBIA LOGO]

   BANCOLOMBIA ANNOUNCES CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED
                                DECEMBER 31, 2002

FEBRUARY 28, 2003, MEDELLIN, COLOMBIA - Bancolombia S.A. (NYSE: CIB) announced today the financial results for the quarter ended December 31, 2002.(1)

CONSOLIDATED INCOME STATEMENT
AND BALANCE SHEET                                                           QUARTER                     GROWTH
(Ps millions)                                                       3Q 02              4Q 02          4Q02/3Q02
-----------------------------------------------------------------------------------------------------------------
ASSETS
Loans, net                                                        5,709,724          5,880,950           3.00%
Investment Securities, net                                        4,207,750          4,403,045           4.64%
Other assets                                                      1,921,552          2,155,353          12.17%
TOTAL ASSETS                                                     11,839,026         12,439,348           5.07%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                                          8,288,730          8,793,257           6.09%
Other liabilities                                                 2,560,529          2,372,730          -7.33%
TOTAL LIABILITIES                                                10,849,259         11,165,987           2.92%
Shareholders' equity                                                989,767          1,273,361          28.65%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       11,839,026         12,439,348           5.07%

Interest income                                                     248,324            321,168          29.33%
Interest expense                                                    108,145            106,325          -1.68%
NET INTEREST INCOME                                                 140,179            214,843          53.26%
Net provisions                                                      (23,479)           (24,338)          3.65%
Other operating income                                               98,063             86,237         -12.06%
Other operating expense                                            (174,453)          (183,879)          5.40%
Non-operating income, net                                            24,023              6,573         -72.64%
Income tax expense                                                   (8,712)            (8,507)         -2.35%
NET INCOME                                                           55,621             90,929          63.48%

--------------------
(1) The financial information contained herein includes only the consolidated results of Bancolombia's financial subsidiaries (Bancolombia Panama-Cayman, Colcorp, Leasing Colombia, Almacenar, and Fiducolombia). Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual reports on Form 20-F which contain the consolidated financial results of the Bank and all its subsidiaries. The information contained in this release has been prepared in accordance with Colombian GAAP, expressed in nominal pesos, and has not been audited. All growth rates mentioned herein are not adjusted for inflation. In this press release "Bancolombia" or " the Bank" refers to the financial results of Bancolombia S.A and its consolidated financial subsidiaries listed above.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Exchange rate:     December 31, 2002         TRM COP 2,864.79/USD
                   September 30, 2002        TRM COP 2,828.08/USD

CONTACTS: JAIME A. VELASQUEZ   MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP         IR MANAGER                    www.bancolombia.com
          TEL.: (574) 5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

I.       HIGHLIGHTS:

- Bancolombia's net income amounted to Ps 90.9 billion, or US$ 0.22 per ADS, during the quarter ended December 31, 2002, as compared to a net income of Ps 55.6 billion, or US$ 0.14 per ADS, for the quarter ended September 30, 2002. This increase during the quarter was mainly due to consistent development of core businesses.

- Net income for the year ended December 31, 2002, totaled Ps 221.7 billion, US$ 0.55 per ADS, as compared to Ps 146.6 billion, US$ 0.44 per ADS, ended December 31, 2001.

- Net interest income increased 53.3% quarter over quarter. This increase was the result of higher income from investment portfolio, mainly due to an improvement in the prices of Colombian bonds and internal debt. As a result, net interest margin increased to 9.4% for the quarter ended December 31, 2002, from 6.3% for the quarter ended September 30, 2002.

- Bancolombia's total fees and commissions from services amounted to Ps 81,711 million during the fourth quarter of 2002, increasing 7.04% compared to the previous quarter with fees and commissions from credit cards, commissions from fiduciary activities and banking services contributing most significantly.

- Bancolombia's total operating expenses increased 7.0% to Ps 178.2 billion from Ps 166.5 billion quarter over quarter. The increase during the quarter resulted from donations, and salary increases as a result of the collective bargaining agreement.

- Bancolombia's ratio of past due loans to total loans for the quarter ended December 31, 2002 decreased to 2.5% compared to 4.3% for the quarter ended September 30, 2002 and allowances for past due loans for the quarter ended December 31, 2002 increased to 223.98% compared to 136.14%, for the previous quarter.

- During the quarter ended December 31, 2002, the Bank's gross loans increased 2.76% quarter over quarter.

- The annualized ROAE (Return on average shareholders' equity) and ROAA (Return on average total assets) for the fourth quarter of 2002 were 36.2% and 3.3%, respectively, while for the year ended December 31, 2002, they were 22% and 2%, respectively.

BANKING SECTOR

The Colombian Banking Sector's results improved during the year 2002. The Sector's aggregate results posted net income of Ps 912.8 billion as of December 31, 2002, compared to Ps 618 billion as of September 30, 2002 and Ps 648.6 billion as of December 31, 2001. (Source: Colombian Banking Superintendency)

Gross loans in the Colombian Banking Sector increased 1.7% over the quarter and 6.1% over the year. (Source: Bancolombia calculations based on data from Colombian Banking Superintendency)

CONTACTS: JAIME A. VELASQUEZ   MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP         IR MANAGER                    www.bancolombia.com
          TEL.: (574) 5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

The Sector's past due loan ratio improved to 9.47% as of December 31, 2002 from 10.16% as of September 30, 2002 and 10.3% as of December 31, 2001. (Source:
Colombian Banking Superintendency)

Allowances for past due loans increased to 82.8% as of December 31, 2002 from 77.8% as of September 30, 2002 and 73.4% as of December 31, 2001. (Source:
Colombian Banking Superintendency)

II. CONSOLIDATED BALANCE SHEET

ASSETS

Bancolombia's total assets increased 5.1% over the quarter to Ps 12,439 billion as of December 31, 2002 from Ps 11,839 billion as of September 30, 2002. The increase in total assets was primarily due to volume in investment securities and leasing which increased 4.6% and 22.9%, respectively, over the quarter.

LOAN PORTFOLIO

Bancolombia's gross loans totaled Ps 6,213 billion as of December 31, 2002, an increase of 2.76% from Ps 6,046 billion as of September 30, 2002. Total corporate loans increased 11.34% during the fourth quarter of 2002 from Ps 3,828 billion as of September 30, 2002, to Ps 4,263 billion as of December 31, 2002. Total retail loans decreased 12.36% during the fourth quarter of 2002 from Ps 2,182 billion as of September 30, 2002 to Ps 1,912 billion as of December 31, 2002. Bancolombia's loan portfolio information as of December 31, 2002 can, however, not be compared to the information as of September 30, 2002 and December 31, 2001, due to changes the Bank made in its classification of clients within the portfolio loan segments: As a result of its strategy of providing more advice and services to clients, the Bank has reclassified a number of its loans, with the majority from "retail" to "corporate".

Bancolombia S.A.'s (unconsolidated) total loan market share in the Colombian Financial system was 12.6% as of December 31, 2002.(Source: Bancolombia calculations based on data from Asociacion Bancaria y de Entidades Financieras de Colombia)

LOAN PORTFOLIO                                                     AS OF                                  GROWTH
(Ps Millions)                                     31-DEC-01      30-SEP-02     31-DEC-02        4Q02/3Q02        4Q02/4Q01
--------------------------------------------------------------------------------------------------------------------------
CORPORATE
Trade Financing                                      99,674        137,271       166,620          21.38%           67.16%
Loans funded by
  domestic development banks                        292,609        363,609       376,378           3.51%           28.63%
Working capital loans                             3,096,578      3,293,222     3,665,698          11.31%           18.38%
Credit Cards                                          3,893          5,017         5,230           4.25%           34.34%
Overdrafts                                           15,970         29,877        49,318          65.07%          208.82%
   TOTAL CORPORATE                                3,508,724      3,828,996     4,263,244          11.34%           21.50%
-------------------------------------------------------------------------------------------------------------------------
RETAIL
Credit Cards                                        231,965        229,249       254,876          11.18%            9.88%
Personal loans                                      459,343        500,991       561,558          12.09%           22.25%
Automobile loans                                     15,752         17,310        24,476          41.40%           55.38%
Overdrafts                                           73,372        134,383        68,490         -49.03%           -6.65%
Loans funded by
  domestic development banks                        138,415        261,736       276,157           5.51%           99.51%
Trade Financing                                      38,837         58,445        28,112         -51.90%          -27.62%
Working capital loans                               881,327        979,794       698,478         -28.71%          -20,75%
   TOTAL RETAIL                                   1,839,011      2,181,908     1,912,147         -12.36%            3.98%
-------------------------------------------------------------------------------------------------------------------------
MORTGAGE                                             34,340         35,584        37,883           6.46%           10.32%
-------------------------------------------------------------------------------------------------------------------------
TOTAL LOANS                                       5,382,075      6,046,488     6,213,274           2.76%           15.44%
ALLOWANCE FOR LOAN LOSSES                          (271,729)      (336,764)     (332,324)         -1.32%           22.30%
-------------------------------------------------------------------------------------------------------------------------
TOTAL LOANS, NET                                  5,110,346      5,709,724     5,880,950           3.00%           15.08%

CONTECTS: JAIME A. VELASQUEZ   MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP         IR MANAGER                    www.bancolombia.com
          TEL.: (574) 5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

ASSET QUALITY

    As of December 31, 2002 the Bank's past due loans as a percentage of total loans were 2.5% as compared to 4.3% as of September 30, 2002. During the fourth quarter, Bancolombia had loan charge offs of Ps 52,969 million. The level of allowances of the Bank's past due loans increased to 223.98% for the fourth quarter of 2002, from 136.14% for the previous quarter.

LOAN CLASSIFICATION                               AS OF 31-DEC-01              AS OF 30-SEP -02             AS OF 31-DEC-02
(Ps millions)
--------------------------------------------------------------------------------------------------------------------------------
"A" Normal                                     4,259,090        79.1%       4,938,927        81.7%       5,130,674         82.6%
"B" Subnormal                                    604,155        11.2%         567,813         9.4%         480,603          7.7%
"C" Deficient                                    103,761         2.0%          88,901         1.5%         142,782          2.3%
"D" Doubtful recovery                            259,810         4.8%         263,001         4.3%         180,630          2.9%
"E" Unrecoverable                                155,259         2.9%         187,846         3.1%         278,585          4.5%

TOTAL                                          5,382,075         100%       6,046,488         100%       6,213,274          100%

LOANS CLASSIFIED AS C,D AND E
AS A PERCENTAGE OF TOTAL LOANS                       9.6%                         8.9%                         9.7%

ASSET QUALITY                                                                AS OF                                   GROWTH
(Ps millions)                                            31-DEC-01         30-SEP-02         31-DEC-02      4Q02/3Q02      4Q02/4Q01
--------------------------------------------------------------------------------------------------------- --------------------------
Total performing past due loans                            61,878            37,552            40,027          6.59%        -35.31%
Total nonperforming past due loans (1)                    185,421           222,065           115,076        -48.18%        -37.94%
Total past due loans                                      247,299           259,617           155,103        -40.26%        -37.28%
Allowance for loans and accrued interest losses           298,740           353,430           347,398         -1.71%         16.29%
Past due loans to total loans                                4.59%             4.29%             2.50%
Non performing loans to total loans                          3.45%             3.67%             1.85%
C, D, and E loans to total loans                             9.64%             8.93%             9.69%
Allowances to past due loans (2)                           120.80%           136.14%           223.98%
Allowances to C, D and E loans (2)                          57.58%            65.48%            57.71%
Allowances to non performing loans (2)                     161.11%           159.16%           301.89%
Allowances to total loans                                    5.55%             5.85%             5.59%
Performing loans to total loans                             96.55%            96.33%            98.15%

(1) Before January 1, 2002, non-performing loans were commercial and consumer loans that were past due 90 days or more, and mortgage loans that were past due 120 days or more. Since January 1, 2002, non-performing loans are consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)  Allowance = allowance for loan and accrued interest losses.

    LIABILITIES

    Total deposits increased 6.1% over the quarter, from Ps 8,289 billion as of September 30, 2002, to Ps 8,793 billion as of December 31, 2002. During the fourth quarter of 2002, Bancolombia's non-interest-bearing deposits increased 29.39%, while interest-bearing deposits increased by 0.7%. The increase in non-interest-bearing deposits is principally a result of Bancolombia's strategy to improve its funding structure. In addition, liquidity is subject to seasonal changes and customarily reaches its highest level at the end of the year.

    Bancolombia S.A.'s (unconsolidated) accumulated deposit market shares in the Colombian Financial System as of December 31, 2002 were as follows: Total checking accounts 18%, Savings accounts 10.4% and time deposits 10.8%. (Source: Bancolombia calculations based on data from Asociacion Bancaria y de Entidades Financieras de Colombia)

CONTACTS: JAIME A. VELASQUEZ   MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP         IR MANAGER                    www.bancolombia.com
          TEL.: (574) 5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

    SHAREHOLDERS' EQUITY

Bancolombia's shareholders' equity increased 28.65% over the quarter from Ps 990 billion as of September 30, 2002, to Ps 1,273 billion as of December 31, 2002, mainly due to an increase in net income and unrealized gain on securities available for sale. As of December 31, 2002, Bancolombia's consolidated and Bancolombia S.A.'s unconsolidated ratio of technical capital to risk-weighted assets were 11.13% and 10.95% respectively.

TECHNICAL EQUITY RISK WEIGHTED ASSETS                                    AS OF                                   GROWTH
Unconsolidated (Ps millions)                           31-DEC-01       30-SEP-02       31-DEC-02       4Q02/3Q02        4Q02/4Q01
--------------------------------------------------------------------------------------------------------------------------------
Basic capital                                            509,293         570,894         601,452         5.35%            18.10%
Additional capital                                       226,508         199,843         221,877        11.03%            -2.04%
Technical capital (1)                                    735,801         770,737         823,330         6.82%            11.90%
Risk weighted assets                                   6,692,538       7,223,403       7,397,088         2.40%            10.53%
--------------------------------------------------------------------------------------------------------------------------------
CAPITAL ADEQUACY (2)                                       10.99%          10.67%          11.13%        4.32%             1.28%
--------------------------------------------------------------------------------------------------------------------------------

TECHNICAL EQUITY RISK WEIGHTED ASSETS                                   AS OF                                      GROWTH
Consolidated (Ps millions)                             31-DEC-01      30-SEP-02          31-DEC-02        4Q02/3Q02       4Q02/4Q01
-----------------------------------------------------------------------------------------------------------------------------------
Basic capital                                            587,497        647,799            698,046          7.76%           18.82%
Additional capital                                       178,636        163,736            251,970         53.89%           41.05%
Technical capital (1)                                    766,133        811,535            950,016         17.06%           24.00%
Risk weighted assets                                   7,391,905      8,477,938          8,675,868          2.33%           17.37%
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL ADEQUACY (2)                                       10.36%          9.57%             10.95%        14.39%            5.65%
-----------------------------------------------------------------------------------------------------------------------------------

(1)      Technical capital is the sum of basic capital and additional capital.

(2)      Capital Adequacy = Technical capital / risk weighted assets

III. INCOME STATEMENT

Bancolombia's net income amounted to Ps 90.9 billion during the quarter ended December 31, 2002, as compared to net income of Ps 55.6 billion for the quarter ended September 30, 2002. This increase during the fourth quarter of 2002 was mainly due to an increase in net interest income resulting from higher income from investment portfolio, fees and income from services.

NET INTEREST INCOME

Net interest income increased 53.3% over the quarter to Ps 215 billion for the quarter ended December 31, 2002, compared to Ps 140 billion for the quarter ended September 30, 2002.Total interest expenses decreased 1.68% over the quarter, to Ps 106 billion for the quarter ended December 30, 2002, compared to Ps 108 billion for the previous quarter, due to a 8.0% decrease in time deposits.

PROVISIONS

Total net provisions for the fourth quarter of 2002 amounted to Ps (24,338) million, up 3.7% when compared to Ps (23,479) million for the previous quarter, mainly due to a slight increase in provisions for loan and accrued interest losses.

CONTACTS: JAIME A. VELASQUEZ   MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP         IR MANAGER                    www.bancolombia.com
          TEL.: (574) 5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

FEES AND INCOME FROM SERVICES

Total fees and income from services increased 7.04% from Ps 76.3 billion for the quarter ended September 30, 2002, to Ps 81.7 billion for the quarter ended December 31, 2002, with commissions from banking services and commissions and fees from credit cards contributing significantly.

Bancolombia's accumulated credit card billing increased 16.5% over the year, resulting in a 15.8% market share for Bancolombia. (Source: Credibanco, American Express and Red Multicolor)

ACCUMULATED CREDIT CARD BILLING
                                                                                                    %             2002
(As of December 31, in Ps million)                                      2001          2002        Growth       Mkt. Share
-------------------------------------------------------------------------------------------------------------------------
Bancolombia Mastercard                                                 637,413       717,437       12.6%          10.6%
Bancolombia VISA                                                       283,368       341,758       20.6%           5.0%
Bancolombia American Express                                                          13,910                      0.2%
Total Bancolombia                                                      920,781     1,059,195       16.5%          15.8%
-------------------------------------------------------------------------------------------------------------------------
Colombian credit card industry                                       5,659,844     6,769,735      19.9%          100.0%

Source: Credibanco, American Express and Red Multicolor

CREDIT CARD MARKET SHARE
                                                                                                    %            2002
Number of credit cards as of December 31,                               2001          2002        Growth      Mkt. Share
------------------------------------------------------------------------------------------------------------------------
Bancolombia Mastercard                                                 155,395       158,969        2.3%          6.9%
Bancolombia VISA                                                       109,169       100,069       -8.3%          4.4%
Bancolombia American Express                                                          25,093
Total Bancolombia                                                      264,564       259,038        7.4%         12.4%
------------------------------------------------------------------------------------------------------------------------
Colombian credit card industry                                       2,078,638     2,263,305       10.1%        100.0%
Source: Credibanco, American Express and Red Multicolor.

AMERICAN EXPRESS

In November 2002, Bancolombia began issuing American Express credit cards. As of December 31, 2002 Bancolombia had issued 25,093 American Express credit cards, thereby achieving a market share of 1.1% of the Colombian market for American Express credit cards. Total credit card billing on American Express cards as of December 31, 2002, was Ps 13,910 million.

OPERATING EXPENSES

Operating expenses increased 7.0% over the quarter from Ps 166.5 billion during the quarter ended September 30, 2002, to Ps 178.2 billion during the quarter ended December 31, 2002, mainly due to donations which accounted for an increase of 5.4%. The Bank donated Ps 9.0 billion, principally in favor of higher-education institutions, of which Ps 5.5 billion were tax deductible. Salary and employee benefits increased 5.0% as a result of the collective bargaining agreement effective November 1, 2001 which provides for a salary increase of 7.47% (Colombian Consumer price index +1.1).

CONTECTS: JAIME A. VELASQUEZ   MARIA A. VILLA/ JUAN D. DIAZ   FAX: (574) 2317208
          FINANCIAL VP         IR MANAGER                    www.bancolombia.com
          TEL.: (574) 5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

During the year ended December 31, 2002 Bancolombia's efficiency ratio reached 62.7% improving from 65.9% for the year ended December 31,2001.

IV. SUBSIDIARIES

SUBSIDIARIES' BREAKDOWN

                                                          BANCOLOMBIA               LEASING
As of December 31, 2002 (Ps millions)        BANCOLOMBIA     PANAMA      COLCORP    COLOMBIA   ALMACENAR   FIDUCOLOMBIA
-----------------------------------------------------------------------------------------------------------------------
Total assets                                  9,592,132     2,703,042    312,699     308,046     89,308       74,151
Total shareholders' equity                    1,133,203       282,203    203,954      20,853     71,404       57,559
Net income (loss)                               150,923        53,295      7,252       4,334      1,566       12,363

BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

The following table is expressed in US dollars.

BANCOLOMBIA PANAMA
INCOME STATEMENT
AND BALANCE SHEET

                                                            QUARTER                GROWTH
(US$)                                              3Q 02              4Q 02       4Q02/3Q02
-------------------------------------------------------------------------------------------
ASSETS
Loans, net                                      288,799,006        312,213,710        8.11%
Investment securities, net                      530,032,509        528,157,321       -0.35%
Other assets                                     94,465,363        119,894,564       26.92%
TOTAL ASSETS                                    913,296,878        960,265,595        5.14%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                        801,383,598        844,551,883        5.39%
Other liabilities                                76,223,677         15,459,997      -79.72
TOTAL LIABILITIES                               877,607,275        860,011,880       -2.00%
Shareholders' equity                             35,689,603        100,253,715      180.90%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      913,296,878        960,265,595        5.14%

Interest income                                  15,102,436         15,712,417        4.04%
Interest expense                                 (6,180,388)        (6,642,696)       7.48%
NET INTEREST INCOME                               8,922,048          9,069,721        1.66%
Net provisions                                    1,944,878          2,954,306       51.90%
Other operating income                              611,599          1,362,400      122.76%
Other operating expense                            (633,691)          (788,635)      24.45%
NET INCOME                                       10,844,834         12,597,792       16.16%

Bancolombia Panama's total assets as of December 31, 2002 increased 5.14% over the quarter from US$913 million as of September 30, 2002, to US$960 million as of December 31, 2002. This increase was the result of higher loan volume which increased 8.11%, from US$289 million as of September 30, 2002 to US$312 million as of December 31, 2002. Bancolombia Panama's total liabilities decreased 2.0% over the quarter, from US$878 million as of September 30, 2002, to US$860 million as of December 31, 2002.

Bancolombia Panama's shareholders' equity increased 180.9% over the quarter from Ps 35.6 billion as of September 30, 2002, to Ps 100.2 billion as of December 31, 2002, mainly due to an increase in unrealized gains on securities available for sale.

CONTACTS: JAIME A. VELASQUEZ   MARIA A. VILLA/ JUAN D. DIAZ   FAX: (574) 2317208
          FINANCIAL VP         IR MANAGER                    www.bancolombia.com
          TEL.: (574) 5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

Bancolombia Panama reported net income of US$ 12.6 million during the quarter ended December 31, 2002 as compared to a net income of US$ 10.8 million for the quarter ended September 30, 2002. This increase was a result of recovery of provisions and higher other operating income.

V. GENERAL SHAREHOLDERS MEETING

The general shareholders' meeting of Bancolombia held in Medellin on February 27, 2003, approved the proposal made by the board of directors to distribute profits. The Bank will pay a dividend of Ps 33/share per quarter on the first working day of each quarter of the year (April 1, 2003; July 1, 2003; October 1, 2003, and January 2, 2004).

PRINCIPAL RATIOS

                                                                      QUARTERS                          AS OF
                                                         4Q01           3Q02        4Q02       31-DEC-01     31-DEC-02
----------------------------------------------------------------------------------------------------------------------
PROFITABILITY
----------------------------------------------------------------------------------------------------------------------
Net interest margin (1)                                  7.40%          6.26%       9.38%         7.85%         7.37%
Return on average total assets (2)                       0.89%          2.05%       3.32%         1.60%         2.02%
Return on average shareholders' equity (3)               7.89%         20.04%      36.17%        16.92%        22.05%

EFFICIENCY
----------------------------------------------------------------------------------------------------------------------
Operating expenses to net operating income (4)          70.00%         69.90%      59.19%        65.90%        62.66%
Operating expenses to average total assets (4)           6.52%          6.13%       6.50%         6.47%         5.94%

CAPITAL ADEQUACY
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity to total assets                     9.70%          8.36%      10.24%         9.70%        10.24%
Technical capital to risk weighted assets (5)           10.99%         10.78%      11.13%        10.99%        11.13%

1. Defined as Net Interest Income divided by monthly average interest-earning assets.

2.       Net income divided by monthly average total assets.

3.       Net income divided by monthly average shareholders' equity.

4. Excluding merger expenses. Operating income includes net interest income, total fees and income from services, and total other operating income.

5.       Calculated on an unconsolidated basis.

                                                         QUARTERS                                   AS OF
STOCK INDICATORS                         4Q 01            3Q 02            4Q 02         31-DEC-01         31-DEC-02
----------------------------------------------------------------------------------------------------------------------
Net Income (Ps millions)                   21,699           55,621           90,929         146,592           221,699
USD Earnings per ADS                       0.0652            0.140            0.224           0.441             0.546
ROAA                                         0.89%            2.05%            3.32%           1.60%             2.02%
ROAE                                         7.89%           20.04%           36.17%          16.92%            22.05%
P/BV ADS (1)                                 0.53             0.55             0.75            0.53              0.75
P/BV Local (2) (3)                           0.60             0.99             0.78            0.60              0.78
Shares Outstanding                    576,695,395      576,695,395      576,695,395     576,695,395       576,695,395

(1)  Defined as ADS price divided by ADS book value.

(2)  Defined as Share prices divided by share book value.

(3)  Share prices on the Colombian Stock Exchange

CONTACTS: JAIME A. VELASQUEZ   MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP         IR MANAGER                    www.bancolombia.com
          TEL.: (574) 5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

CONSOLIDATED BALANCE SHEET                                              AS OF                                GROWTH
(Ps millions)                                        31-DEC-01        30-SEP-02         31-DEC-02   4Q02/3Q02      4Q02/4Q01
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                535,849           578,570          642,606       11.07%        19.92%
Overnight funds                                        176,666            96,667          207,683      114.84%        17.56%
TOTAL CASH AND EQUIVALENTS                             712,515           675,237          850,289       25.92%        19.34%
----------------------------------------------------------------------------------------------------------------------------
DEBT SECURITIES
Trading                                              2,792,779         1,715,973        1,588,815       -7.41%       -43.11%
Available for Sale                                           -         1,525,533        1,887,514       23.73%            -
Held to Maturity                                         1,987           590,775          607,645        2.86%     30481.03%
EQUITY SECURITIES
Trading                                                269,371           142,541           83,487      -41.43%       -69.01
Available for Sale                                           -           296,907          306,358        3.18%            -
Market value allowance                                 (29,786)          (63,979)         (70,774)      10.62%       137.61%
NET INVESTMENT SECURITIES                            3,034,350         4,207,750        4,403,045        4.64%        45.11%
----------------------------------------------------------------------------------------------------------------------------
Gross Loans                                          5,382,075         6,046,488        6,213,274        2.76%        15.44%
Allowance for loan losses                             (271,729)         (336,764)        (332,324)      -1.32%        22.30%
NET TOTAL LOANS                                      5,110,346         5,709,724        5,880,950        3.00%        15.08%
----------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable on loans                   104,727           100,523           98,556       -1.96%        -5.89%
Allowance for accrued interest losses                  (27,011)          (16,666)         (15,074)      -9.55%       -44.19%
NET TOTAL INTEREST ACCRUED                              77,716            83,857           83,482       -0.45%         7.42%
----------------------------------------------------------------------------------------------------------------------------
Customers' acceptances                                  39,907             1,225          (15,662)   -1378.53%      -139.25%
Net accounts receivable                                 72,356            90,588          112,122       23.77%        54.96%
Net premises and equipment                             260,680           254,329          265,918        4.56%         2.01%
Foreclosed assets                                       57,001            50,582           46,002       -9.05%       -19.30%
Prepaid expenses and deferred charges                   63,570            60,690           49,727      -18.06%       -21.78%
Good will                                              141,552           124,566          118,904       -4.55%       -16.00%
Net lease                                              245,815           310,825          382,242       22.98%        55.50%
Other                                                  112,421            71,799           65,072       -9.37%       -42.12%
Reappraisal of assets                                  248,251           197,854          197,257       -0.30%       -20.54%
TOTAL ASSETS                                        10,176,480        11,839,026       12,439,348        5.07%        22.24%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                 1,777,650         1,567,048        2,027,618       29.39%         14.06%
Checking accounts                                    1,710,960         1,464,528        1,933,045       31.99%         12.98%
Other                                                   66,690           102,520           94,573       -7.75%         41.81%
-----------------------------------------------------------------------------------------------------------------------------
INTEREST BEARING                                     5,807,807         6,721,682        6,765,639        0.65%         16.49%
Checking accounts                                      608,602           703,880          758,563        7.77%         24.64%
Time deposits                                        3,429,336         3,515,817        3,606,848        2.59%          5.18%
Savings deposits                                     1,769,869         2,501,985        2,400,228       -4.07%         35.62%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS                                       7,585,457         8,288,730        8,793,257        6.09%         15.92%
Overnight funds                                        202,994           713,567          603,296      -15.45%        197.20%
Bank acceptances outstanding                            31,066            31,686           31,050       -2.01%         -0.05%
Interbank borrowings                                   399,595           594,810          403,962      -32.09%          1.09%
Borrowings from domestic development banks             388,196           500,189          688,687       37.69%         77.41%
Accounts payable                                       337,011           478,940          398,038      -16.89%         18.11%
Other liabilities                                      123,914           142,944          161,639       13.08%         30.44%
Bonds                                                    8,523             2,221           27,782     1150.88%        225.97%
Accrued expenses                                        89,472            82,955           44,487      -46.37%        -50.28%
Minority interest in consolidated subsidiaries          22,842            13,217           13,789        4.33%        -39.63%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                    9,189,070        10,849,259       11,165,987        2.92%         21.51%
Shareholders' equity                                   987,410           989,767        1,273,361       28.65%         28.96%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          10,176,480        11,839,026       12,439,348        5.07%         22.24%

CONTACTS: JAIME A. VELASQUEZ   MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP         IR MANAGER                    www.bancolombia.com
          TEL.: (574) 5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

CONSOLIDATED INCOME STATEMENT                                       AS OF                            QUARTER
(Ps Millions)                                             31-DEC-01      31-DEC-02        4Q 01        3Q 02       4Q 02
-------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME AND EXPENSES
Interest on loans                                            814,728        718,435      202,809      176,903     168,320
Interest on investment securities                            243,528        370,383       58,436       61,316     139,686
Overnight funds                                               26,970          9,012        6,534          738       2,212
Leasing                                                       35,437         39,603        9,286        9,367      10,950
TOTAL INTEREST INCOME                                      1,120,663      1,137,433      277,065      248,324     321,168
-------------------------------------------------------------------------------------------------------------------------
Interest expense
Time deposits                                                326,413        273,397       82,330       63,068      58,017
Savings deposits                                             113,239        107,107       27,200       25,633      27,015
TOTAL INTEREST ON DEPOSITS                                   439,652        380,504      109,530       88,701      85,032
-------------------------------------------------------------------------------------------------------------------------
Interbank borrowings                                          26,976          9,404        1,530        3,505         995
Borrowings from domestic development banks                    35,676         44,634        9,917       11,069      12,070
Overnight funds                                               28,249         27,481       10,750        4,870       8,228
TOTAL INTEREST EXPENSE                                       530,553        462,023      131,727      108,145     106,325
-------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                          590,110        675,410      145,338      140,179     214,843
Provision for loan and accrued interest losses              (348,303)      (206,623)    (114,379)     (27,547)    (33,989)
Provision for foreclosed assets and other assets             (63,788)       (71,531)     (17,166)     (19,076)    (13,946)
Recovery of provisions for foreclosed assets and
  other assets                                                     -         32,886            -        4,707       8,539
Recovery of provisions for past due loans and accrued
  interest losses                                            254,751         91,798       84,097        9,825       9,681
Recovery of charged-off loans                                 20,411         25,609        4,248        8,612       5,377
-------------------------------------------------------------------------------------------------------------------------
TOTAL NET PROVISIONS                                        (136,929)      (127,861)     (43,202)     (23,479)    (24,338)
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                  453,181        547,549      102,136      116,700     190,505
-------------------------------------------------------------------------------------------------------------------------
Commissions from banking services                             83,157        104,080       22,656       27,408      29,583
Credit card merchant fees                                     39,662         44,117       10,975       11,198      13,078
Credit and debit card annual fees                             39,960         48,991       10,550       12,555      12,569
Checking fees                                                 37,674         40,972        9,507       10,353      10,415
Warehouse services                                            32,668         38,879        8,547        9,850       9,869
Commissions-fees from fiduciary activities                    27,101         35,290        7,517        8,261       9,709
Check remittance                                              23,493         20,473        6,014        4,985       5,350
International operations                                      20,171         22,402        5,294        6,166       6,462
TOTAL FEES AND OTHER SERVICE INCOME                          303,886        355,204       81,060       90,776      97,035
-------------------------------------------------------------------------------------------------------------------------
Fees and other service expenses                              (51,303)       (55,581)     (13,449)     (14,439)    (15,324)
TOTAL FEES AND INCOME FROM SERVICES                          252,583        299,623       67,611       76,337      81,711
-------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains                                    22,473         91,164         (394)      39,919      20,373
Dividend income                                                8,050         28,089          301       12,976       3,698
Forward contracts in foreign currency                         17,063        (62,612)      11,912      (33,265)    (21,867)
Communication, postage and others                              8,751          8,543        2,425        2,096       2,322
TOTAL OTHER OPERATING INCOME                                  56,337         65,184       14,244       21,726       4,526
-------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME                                                 762,101        912,356      183,991      214,763     276,742
OPERATING EXPENSES
Salaries and employee benefits                               246,005        277,267       62,523       69,189      72,664
Compensation                                                  23,176         24,242        6,822        6,490       5,894
Administrative and other expenses                            287,070        308,719       77,889       82,720      81,825
Donation expenses                                              4,280          9,411        3,969           12       9,004
Depreciation                                                  31,898         32,129        7,827        8,123       8,830
TOTAL OPERATING EXPENSES                                     592,429        651,768      159,030      166,534     178,217
-------------------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME                                         169,672        260,588       24,961       48,229      98,525
Merger expenses                                               42,208         33,028       10,101        7,919       5,662
NON-OPERATING INCOME (EXPENSE)
Other income                                                  70,950         34,036       21,942       12,918       9,964
Minority interest                                             (1,243)        15,139         (369)      16,369         (80)
Reimbursement by loan portfolio purchasing                     5,357              -        5,357            -           -
Recovery of deposit security                                       -          2,421            -            -           -
Other expense                                                (30,505)       (23,213)     (20,530)      (5,264)     (3,311)
TOTAL NON-OPERATING INCOME                                    44,559         28,383        6,400       24,023       6,573
INCOME BEFORE INCOME TAXES                                   172,023        255,943       21,260       64,333      99,436
Income tax expense                                           (25,431)       (34,244)         439       (8,712)     (8,507)
-------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                   146,592        221,699       21,699       55,621      90,929

CONSOLIDATED INCOME STATEMENT                                         GROWTH
(Ps Millions)                                              4Q 02/3Q 02    4Q 02/4Q 01
-------------------------------------------------------------------------------------
INTEREST INCOME AND EXPENSES
Interest on loans                                              -4.85%        -17.01%
Interest on investment securities                             127.81%        139.04%
Overnight funds                                               199.73%        -66.15%
Leasing                                                        16.90%         17.92%
TOTAL INTEREST INCOME                                          29.33%         15.92%
-------------------------------------------------------------------------------------
Interest expense
Time deposits                                                  -8.01%        -29.53%
Savings deposits                                                5.39%         -0.68%
TOTAL INTEREST ON DEPOSITS                                     -4.14%        -22.37%
-------------------------------------------------------------------------------------
Interbank borrowings                                          -71.61%        -34.97%
Borrowings from domestic development banks                      9.04%         21.71%
Overnight funds                                                68.95%        -23.46%
TOTAL INTEREST EXPENSE                                          -1.68        -19.28%
-------------------------------------------------------------------------------------
NET INTEREST INCOME                                            53.26%         47.82%
Provision for loan and accrued interest losses                 23.39%        -70.28%
Provision for foreclosed assets and other assets              -26.89%        -18.76%
Recovery of provisions for foreclosed assets and
  other assets                                                 81.41%          0.00%
Recovery of provisions for past due loans and accrued
  interest losses                                               -1.47        -88.49%
Recovery of charged-off loans                                 -37.56%         26.58%
-------------------------------------------------------------------------------------
TOTAL NET PROVISIONS                                            3.66%        -43.66%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                    63.24%         86.52%
-------------------------------------------------------------------------------------
Commissions from banking services                               7.94%         30.57%
Credit card merchant fees                                      16.79%         19.16%
Credit and debit card annual fees                               0.11%         19.14%
Checking fees                                                   0.60%          9.55%
Warehouse services                                              0.19%         15.47%
Commissions-fees from fiduciary activities                     17.53%         29.16%
Check remittance                                                7.32%        -11.04%
International operations                                        4.80%         22.06%
TOTAL FEES AND OTHER SERVICE INCOME                             6.89%         19.71%
-------------------------------------------------------------------------------------
Fees and other service expenses                                 6.13%         13.94%
TOTAL FEES AND INCOME FROM SERVICES                             7.04%         20.85%
-------------------------------------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains                                    -48.96%      -5270.81%
Dividend income                                               -71.50%       1128.57%
Forward contracts in foreign currency                         -34,26%       -283.57%
Communication, postage and others                              10.78%         -4.25%
TOTAL OTHER OPERATING INCOME                                  -79.17%        -68.23%
-------------------------------------------------------------------------------------
TOTAL INCOME                                                   28.86%         50.41%
OPERATING EXPENSES
Salaries and employee benefits                                  5.02%         16.22%
Compensation                                                   -9.18%        -13.60%
Administrative and other expenses                              -1.08%          5.05%
Donation expenses                                           74933.33%        126.86%
Depreciation                                                    8.70%         12.81%
TOTAL OPERATING EXPENSES                                        7.02%         12.07%
-------------------------------------------------------------------------------------
NET OPERATING INCOME                                          104.29%        294.72%
Merger expenses                                               -28.50%        -43.95%
NON-OPERATING INCOME (EXPENSE)
Other income                                                  -22.87%        -54.59%
Minority interest                                            -100.49%        -78.32%
Reimbursement by loan portfolio purchasing                      0.00%       -100.00%
Recovery of deposit security                                    0.00%        100.00%
Other expense                                                 -37.10%        -83.87%
TOTAL NON-OPERATING INCOME                                    -72.64%          2.71%
INCOME BEFORE INCOME TAXES                                     54.56%        367.72%
Income tax expense                                             -2.35%      -2037.81%
-------------------------------------------------------------------------------------
NET INCOME                                                     63.48%        319.05%
-------------------------------------------------------------------------------------

CONTACTS: JAIME A. VELASQUEZ   MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP         IR MANAGER                    www.bancolombia.com
          TEL.: (574) 5108666  TEL.: (574) 5108866

                                                                              10